United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Truist Financial Corporation

Name of persons relying on exemption: Inspire Investing, LLC

Address of persons relying on exemption: 3597 E Monarch Sky Ln, Suite 330, Meridian, ID 83646

As over 100 investors and financial professionals, serving thousands of clients and managing/ advising on over $250 billion in assets, we, the Undersigned, urge shareholders to vote YES on Proposal No. 5 - Report on Board Oversight of Risks Related to Discrimination sponsored by David Bahnsen.

No American should be denied access to basic financial services because of their religious or political views. Unfortunately, there have been numerous examples recently of organizations or persons being denied deposit accounts or payment processing or having their accounts frozen under circumstances that strongly suggest are discriminatory. Notable examples include Indigenous Advance (an organization that helps orphans and widows in Uganda), Nigel Farage (former leader of Brexit), and National Committee for Religious Freedom (Ambassador Sam Brownback’s religious freedom organization).1 In each of these instances, financial institutions have leveraged vague and subjective policies like “reputational risk” or “hate” speech that are indicative of the larger systemic biases for viewpoint discrimination at these institutions.  Recent testimony before Congress in March 2024 has also shown that the federal law enforcement has colluded with virtually all of the country’s largest financial institutions to profile faithful Americans and mainstream conservative and religious organizations as domestic terrorist threats because of their views.2 This activity is an existential threat to free speech and religious liberty.

Beyond the civil liberties concerns mentioned above, there are also serious legal, regulatory, and financial risks to companies involved in de-banking and corporate political activism. The Proposal would assist both the company and shareholders by identifying these sources of risks—risks that have already materialized to the substantial detriment of other companies in recent years. For example, Bowyer Research, on behalf of Alliance Defending Freedom, has explained how de-banking, or even the appearance of it, has attracted substantial regulatory and political backlash, government oversight, and is legally suspect.3 In a recent white paper entitled Corporate Political Activism and Shareholder Value, Bowyer Research also analyzed corporate performance data from a number of different angles (including brand erosion and stock performance, risk, and risk/adjusted return) and reached the conclusion that corporate politicking on divisive social issues “at the very least raises legitimate financial concerns” for investors. 4

1 https://storage.googleapis.com/vds_storage/document/resources/Debanking%20Incidences.pdf

2 https://judiciary.house.gov/sites/evo-subsites/republicans-judiciary.house.gov/files/evo-media-document/Tedesco%20Testimony.pdf

3 https://www.sec.gov/Archives/edgar/data/1390777/000109690624000590/bowy_px14a6g.htm

4 https://bowyerresearch.com/docs/Corporate%20Political%20Activism%20and%20Shareholder%20Value.pdf

In light of these growing concerns, we are calling on financial organizations, including Truist Financial Corporation, to provide greater transparency and disclosure to shareholders.  That is why we are urging shareholders to vote YES on Proposal No. 5 that asks the company to issue a report on how it oversees risks related to discrimination against individuals based on their race, color, religion (including religious views), sex, national origin, or political views, and whether such discrimination may impact individuals’ exercise of their constitutionally protected civil rights.

Sincerely,

The Undersigned

Robert Netzly CEO Inspire Investing	Michael Skillman CEO Faith Investor Services	Matt Monson Partner Sovereign’s Capital
William Flaig CEO and Founder American Conservative Values ETF	Sarah Newman Vice President Innovest Portfolio Solutions, LLC	Kevin Freeman CEO and Founder Freeman Global
Justin Bennett Associate First Trust Advisors	Dan Wallick Managing Partner & CIO Wallick Investments, LLC	Chris Murray President Murray Financial Group
Art Ally President Timothy Plan	Matt Cunningham Investment Advisor Inspire Advisors	Ronald Thompson Financial Advisor LPL Financial
Matthew Daugavietas Wealth Advisor Inspire Advisors	David Eck Wealth Advisor Oakstreet Financial	Borja Barragan CEO Altum Faithful Investing
Michael Graef Financial Planner Christian Wealth Management	Paul McWilliams Founding Advisor Inspire Advisors	Matthew Bonito Financial Adivisor Upward Management Group
Luke Andrews Financial Advisor Inspire Advisors	Darrell Lyons CEO Pax Financial Group, LLC	John Wildern CEO LIFE Advisor Group
Eric Boyum Financial Advisor Inspire Advisors	Derek Mauldin Financial Advisor/RIA Kingdom Focused Financial	Derek Hastings CFP Inspire Advisors
Johnathan Cunningham Financial Advisor Inspire Advisors	David Zumbusch Owner & CFP Inspire Advisors MN	Terrence Rocks Founder/Advisor Teleios Financial Partners

Matthew Baldini Wealth Advisor Inspire Advisors	Paul Bryer Financial Advisor Inspire Advisors	Aaron Hoffman Financial Advisor Inspire Advisors
Scott Harlan Financial Planner/Practice Owner Inspire Advisors HH	Jaime Pagotto Compliance Specialist Kingdom Focused Financial	Jay Richardson Investment Advisor Kingdom Wealth Stewards
Rick Figueroa CEO Patron Partners Wealth Advisors	Jon Nettles CEO Revo Financial	Daniel Catone CEO Arimathea
William Poland Financial Advisor Carolina Financial Advisors	Matthew Mohlman President Monument Ventures	Kurt Spackman President/CEO Capital Resource Mgmt, Inc.
Bruce Parmenter Financial Advisor Ameriprise Financial	Carole Murray Treasurer Murray Financial Group, Inc.	Benjamin Wilhelm CEO Lone Oak Financial
Rachel McDonough Financial Advisor Wealth Squared	Evan Frazier Founder & CEO Tekwise Financial Planners	Jon Halverson Partner Talanton LLC
William Feus CEO Gray Rock Financial Planning	Steve French Founding Advisor Harvest Money | IYF	Randy Umbaugh Financial Advisor Diligent Wealth Mgmt.
Ronald Harczak Financial Advisor Steward Guide Wealth Partners	Daniel Bailey Financial Advisor Ambassador Advisors	Gerry Frigon CIO Taylor Frigon Capital
Craig Mardi Financial Advisor Cetera Advisor Networks	Dennis Williams Financial Advisor WSI Financial Partners, LLC	Thomas Payne Founder Prosperitas Wealth Management
Ron Zunker Financial Advisor PAX Financial Group	Nolan Dill Financial Advisor CFD Investments	Steve Ellis Financial Advisor Sage Oak Financial
Daryl Schafer Financial Advisor Culbertson Financial Services	William Holt Financial Advisor UBS	Eric Dorman Financial Advisor Affiliated Financial Planners
Mark Trice Financial Advisor ClearVista Financial	Michael Smith Founder/CEO Kingdom Focused Financial	Joseph James Vice President Greater Texas Financial Solutions
William Woodyard Vice President LifeSmart Financial	Brock Baker Financial Advisor Inspire Advisors	Doug Gathright Financial Advisor LifeSmart Financial

George Williams Financial Advisor WSI Financial Partners LLC	Jacob Chandler Owner/Financial Advisor Chandler Wealth Mgmt, Inc.	Jevon Webster CFP Inspire Advisors
Douglas Hanson Financial Advisor Christian Wealth Management	Ryan DeAmicis Wealth Advisor Christian Wealth Management	Jesse Hamilton Financial Advisor ClearVista Financial
Erik Bloomfeldt Investment Advisor Insight Financial	Heidi Foster Vice President American Wealth Management	Dr. Erik Davidson Asst. Clinical Professor of Finance Baylor University
John Moore Founder John Moore Associates	Ron Bergenske Financial Advisor LPL Financial	Kenneth Wince Financial Advisor LPL Financial
Micky Reeves Senior Wealth Advisor EverSource Wealth Advisors	Jerrold Ganz Financial Advisor Jerry Ganz Financial Planning	Charles Immekus Financial Advisor Dedicated Financial Services
Jeff Hybiak CIO SEM Wealth Management	Beau Zumbusch CEO Inspire Advisors Minnesota	Ed Lytle Financial Advisor ERL Financial Services, LLC
Shane Enete Associate Professor of Finance Biola University	Laura Simpson Financial Advisor PAX Financial Group	Daniel Hardt Managing Partner Dan Hardt Financial Services
Jonathan Hunt Financial Advisor Intentional Wealth	Matt Carr Owner/Financial Advisor TruPurpose Advisors	Salvador Rodriguez Financial Advisor Cetera Financial Specialists
John Ruzza CFP Cambridge	Mark Nicholas Founder/Financial Adviser Transform Retirement	Tony Adkison Financial Advisor Stewardship Advisory Group
Henry Groves Financial Advisor Stephens, Inc.	Paul Carlson Owner/Wealth Manager 4:8 Financial	Matthew Holt Financial Advisor CWM
James Jon Benet Financial Advisor Triumphant Portfolio Mgmt, LLC	Larry Moss Certified Financial Planner Northwest Investments	J. Michael Salley President/CEO Salley Wealth Advisors Group
Brent Jackson President Harvest Financial	Jerry Bowyer President Bowyer Research	Mike Ching Founder/President Nardene Wealth Management

Andrew Lehman Financial Advisor Inspire Advisors	Joseph Verissimo Owner/Financial Advisor Christian Wealth Management	Andrew Hreha Institutional Fixed Income Stephens, Inc.
Joseph Allen Financial Advisor/RIA Inspire Advisors	Gerard Farkas Owner Gerard Farkas & Associates	Ryan Munoz Wealth Advisor Inspire Advisors
Luke Zumbusch Financial Planner Inspire Advisors MN	Thomas Strobhar President Strobhar Financial	Stephen Werner Financial Advisor/RIA Covenant Financial Group
Robert Franer III Owner/Wealth Advisor Castellum Financial Advice	James Kreid President Rock Solid Retirement Strategies	Mark Reynolds Wealth Advisor Terrier Financial Group
Scott Shepard Director, Free Enterprise Project National Center for Public Policy Research